AB 3/10

AB 3/10

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2012
WASH, D.C.
196

12013912

UN[ITED STATES]
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLC Financial Services, Inc.

OFFICIAL USE ONLY
126638
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Chicago Avenue
(No. and Street)

Chicago	IL	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erin Calabrese 312-396-7354
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 West Washington Street	Indianapolis	IN	46204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/26

OATH OR AFFIRMATION

I, Thomas R. Kaehr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLC Financial Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President and Financial Operations Principal

Title

Notary Public 1/18/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLC Financial Services, Inc.

Financial Statements and Schedules

December 31, 2011

BLC Financial Services, Inc.

Table of Contents

pwc

Report of Independent Auditors

To the Board of Directors of
BLC Financial Services, Inc.
(A wholly-owned subsidiary of Bankers Life and Casualty Company)

In our opinion, the accompanying balance sheet and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of BLC Financial Services, Inc. (the "Company) at December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 3, the Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T: (317) 222 2202, F: (317) 940 7660, www.pwc.com/us

BLC Financial Services, Inc.
Balance Sheet
December 31, 2011

Assets:	
Cash	$1,791,705
Accounts receivable from affiliate	129,543
Deferred federal income taxes receivable from affiliate	16,592
State taxes receivable from affiliate	1,985
Other assets	7,443
Total assets	$1,947,268
Liabilities:	
Current federal income taxes payable to affiliate	$ 125,150
Total liabilities	125,150
Stockholder's equity:	
Common stock, par value of $0.01 per share; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	58,532
Retained earnings	1,763,585
Total stockholder's equity	1,822,118
Total liabilities and stockholder's equity	$1,947,268

The accompanying notes are an integral part
of the financial statements.

BLC Financial Services, Inc.
Statement of Operations
for the year ended December 31, 2011

Revenues:	
Commission income	$1,799,490
Expenses:	
Audit fees	15,525
Administrative fees	12,000
Licenses and fees	10,200
Other expenses	1,505
Total expenses	39,230
Net income before income taxes	1,760,260
Income tax expense	620,023
Net income	$ 1,140,237

The accompanying notes are an integral part
of the financial statements.

BLC Financial Services, Inc.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2011

Common stock:	
Balance, beginning and end of year	$ 1
Additional paid-in capital:	
Balance, beginning and end of year	58,532
Retained earnings:	
Balance, beginning of year	2,623,348
Net income	1,140,237
Dividend to parent	(2,000,000)
Balance, end of year	1,763,585
Total stockholder's equity	$1,822,118

The accompanying notes are an integral part of the financial statements.

BLC Financial Services, Inc.
Statement of Cash Flows
for the year ended December 31, 2011

Cash flow from operating activities:	
Net income	$ 1,140,237
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable from affiliate	(129,543)
Decrease in accounts receivable	164,825
Increase in deferred federal income taxes receivable from affiliate	(3,370)
Increase in other assets	(1,431)
Decrease in accounts payable to affiliate	(19,800)
Increase in state taxes receivable from affiliate	(5,403)
Decrease in current federal income taxes payable to affiliate	(13,386)
Net cash provided by operating activities	1,132,129
Cash flow from financing activities:	
Dividend paid to parent	(2,000,000)
Net cash used by financing activities	(2,000,000)
Net decrease in cash	(867,871)
Cash at beginning of year	2,659,576
Cash at end of year	$1,791,705
Supplemental cash flow information:	
Income taxes paid under tax sharing agreement	$640,777

The accompanying notes are an integral part of the financial statements.

BLC Financial Services, Inc.
Notes to Financial Statements

1. General:

BLC Financial Services, Inc. (the "Company") was incorporated on March 17, 2003 and is a wholly-owned subsidiary of Bankers Life and Casualty Company ("Bankers") which is an indirect wholly-owned subsidiary of CNO Financial Group, Inc. ("CNO"). CNO is a financial services holding company with subsidiaries operating throughout the United States.

The Company was established as a securities broker dealer so that agents of Bankers could solicit and sell equity investments and other registered products which are regulated by the Financial Industry Regulatory Authority ("FINRA").

Effective April 30, 2010, the Company and Bankers entered into a four year agreement (the "Service Agreement") with an unaffiliated broker-dealer which provides brokerage services related to investment products and insurance products. The agreement automatically renews for one year periods thereafter subject to termination provisions. Either party may terminate the agreement by providing 90 days notice. Liquidated Damages, as defined in the agreement, apply if the agreement is terminated during the initial 4 year period. The unaffiliated broker-dealer makes revenue sharing payments to the Company calculated as a percentage of gross commissions generated from the sale of investment and insurance products. The amount of revenue sharing payments for insurance products in excess of certain expenses incurred by the Company are paid to Bankers. The revenue sharing payments for investment products are fully retained by the Company. Pursuant to this agreement, the Company earned income of $1,799,490 during 2011.

The Company is not subject to the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(i).

As of December 31, 2011, the Company's cash on deposit balance is non-interest bearing and is held with the Bank of New York Mellon and is FDIC insured.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

Commission income is recorded when earned, on a trade-date basis.

2. Net Capital Requirements:

Pursuant to the Securities and Exchange Commission net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2011, net capital was $1,666,555, or $1,658,212 greater than the minimum requirement. The ratio of aggregate indebtedness to net capital was .08 to 1.

3. Transactions with Affiliates:

The Company is a member of a group of affiliated companies and has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. In addition, a significant portion of the Company's income is generated through transactions with such affiliates. Therefore, any material adverse developments regarding the financial condition of such affiliates could have a significant impact on the Company's operations.

The Company has no employees. All services have been provided under a shared overhead agreement with Bankers, whereby Bankers charges the Company $1,000 per month to cover allocated costs pertaining to certain finance, legal and general overhead expenses. Expenses incurred under the agreement totaled $12,000 in 2011.

In 2011, the Company paid a dividend to Bankers of $2,000,000.

4. Income Taxes:

Pursuant to a tax sharing agreement with CNO, the Company is included in CNO's consolidated federal income tax return and certain state income tax returns. Under the agreement, the Company calculates its income taxes as if it were a separate filing company with payment for tax attributes utilized in a consolidated return determined based on the ability of the Company to have benefited from such attributes on a separate entity basis and having historically remitted tax sharing payments equal to such utilization.

The components of income tax expense for the year ended December 31, 2011, were as follows:

Federal:	
Current	$617,344
Deferred	(3,370)
State	6,049
Total income tax expense	$620,023

A reconciliation of the U.S. statutory corporate tax rate to the Company's effective tax rate is as follows:

U.S. statutory rate	35.0%
State taxes	0.2%
Effective tax rate	35.2%

Deferred federal income taxes receivable from affiliate at December 31, 2011 were comprised of AMT credit carry-forwards of $16,592 and federal net operating loss carry-forwards totaling $1,105 that were offset by a valuation allowance of $1,105.

The Company follows authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax benefits recognized in the financial statements are measured by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. If a tax position does not meet the more likely than not threshold, the tax benefit is not recorded in the financial statements.

The Company has evaluated its tax positions and has concluded that no unrecognized tax benefits should be recognized in the Company's financial statements related to CNO's open tax years (2006 to the current year). The Company is not aware of any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

5. Commitments and Contingencies

In November 2011, the Company and Bankers were informed that a multi-jurisdictional state securities working group was going to review the structure of the Service Agreement. The primary focus of the working group has been whether the Company and Bankers are required to be licensed as a broker-dealer or investment advisor by every state where they do business under this agreement. Pending the completion and resolution of the working group's review, the Company and Bankers agreed, effective December 2, 2011, not to receive compensation otherwise due under the Service Agreement.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

Schedule 1

BLC Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011

Net capital:	
Total stockholder's equity from balance sheet	$1,822,118
Less non-allowable assets (affiliated receivables and other assets)	(155,563)
Net capital	$1,666,555
Aggregate indebtedness	$ 125,150
6-2/3% of aggregate indebtedness	$ 8,343
Net capital and ratio of aggregate indebtedness to net capital:	
Net capital	$1,666,555
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	8,343
Net capital in excess of required amount	$1,658,212
Ratio of aggregate indebtedness to net capital	0.08 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between this computation and the computation included in the Company's unaudited Part IIA FOCUS filing ("Regulatory Report") as of the same date.

Schedule 2

BLC Financial Services, Inc.

Computation for Determination of
Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i).

BLC Financial Services, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under Paragraph (k)(2)(i).

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors of
BLC Financial Services, Inc.
(A wholly-owned subsidiary of Bankers Life and Casualty Company)

In planning and performing our audit of the financial statements of BLC Financial Services, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)

2. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065898 FINRA DEC
BLC FINANCIAL SERVICES INC 19*19
ATTN: ERIN HARDTKE
600 W CHICAGO AVE
CHICAGO IL 60654-2801

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2)		$ 1,927
B. Less payment made with SIPC-6 filed (exclude interest) 8/9/2011 Date Paid		(1,049)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		878
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 878
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 878	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BLC Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President and Financial Operations Princ.
(Title)

Dated the 27 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,799,490
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(1,028,780)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(1,028,780)
2d. SIPC Net Operating Revenues	$ 770,710
2e. General Assessment @ .0025	$ 1,927

(to page 1, line 2.A.)

pwc

Report of Independent Accountants

To the Board of Directors of
BLC Financial Services, Inc.
(A wholly-owned subsidiary of Bankers Life and Casualty Company)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of BLC Financial Services, Inc. (the "Company") for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: A payment, in the amount of $1,049, was computed on the Form SIPC-6 on June 30, 2011. We obtained a copy of the canceled check, dated August 9, 2011, and compared the cancelled check amount to the payment made on the Form SIPC-6 on item 2B. No difference was noted. As of the date of our report, the Company has not paid the amount due on the Form SIPC-7 on page 1, item 2F. However, the Company has indicated payment will be made for the amount of $878 indicated in the draft Form SIPC-7 over which our procedures were performed.

2. Compared the Total Revenue amount reported on page 5, line 9 of the audited Form X-17A-5 for the year ended December 31, 2011 to the Total revenue amount of $1,799,490 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products to supporting schedules provided by the Company's accounting department. No differences were noted.

PricewaterhouseCoopers LLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T: (317) 222 2202, F: (317) 940 7660, www.pwc.com/us

pwc

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $770,710 and $1,927, respectively of the Form SIPC-7. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012